Conexant Systems, Inc.
4000 MacArthur Boulevard, West Tower
Newport Beach, California 92660
February 12, 2009
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N. E.
Washington, D.C. 20549

Re:	Conexant Systems, Inc. Forms 10-K and 10-K/A for the Fiscal Year Ended October 3, 2008 Filed on November 26, 2008 and December 17, 2008 File No. 000-24923
Ladies and Gentlemen:
     This letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) made in the letter dated January 30, 2009 (the “Comment Letter”) from Gary Todd, Senior Review Accountant, Division of Corporation Finance of the SEC, to Jean Hu, Chief Financial Officer and Senior Vice President, Business Development of Conexant Systems, Inc. (the “Company”). Set forth below are the Staff’s comments contained in the Comment Letter (in bold face type) followed by the Company’s responses.
Form 10-K/A for the Fiscal Year Ended October 3, 2008
1.	When you file an amendment, please include the complete text of the item as amended; see Exchange Act Rule 12b-15. We note, for example, that you amended Items 8 and 15 of your Form 10-K but did not include all the information required to be disclosed pursuant to those items.

The Company notes the Staff’s comments and advises the Staff that the Company filed Amendment No. 2 on Form 10-K/A on February 11, 2009 to include the complete text of Items 8, 9A and 15 that were amended in Amendment No. 1 on Form 10-K/A filed by the Company on December 17, 2008.

2.	We note that you did not file the exhibits required by Item 601(b)(31) and (32) of Regulation S-K. Please amend your filing to include those exhibits. Please also ensure that the text of the exhibit required by Item 601(b)(31) conforms exactly to the text of that item.

Securities and Exchange Commission
February 12, 2009

The Company notes the Staff’s comments and advises the Staff that the Company filed Amendment No. 2 on Form 10-K/A on February 11, 2009 to include the exhibits required by Item 601(b)(31) and 32 of Regulation S-K. In that filing, the Company also conformed the exhibit required by Item 601(b)(31) exactly to the text of Item 601(b)(31).

3.	Please tell us on what authority you relied to date the signatures on your amended filing as November 25, 2008 rather than the date on which you filed the amendment.

The Company notes the Staff’s comment and advises the Staff that the Company filed Amendment No. 2 on Form 10-K/A on February 11, 2009 and properly dated the signatures in that filing on the date on which the amendment was filed.
Form 10-K for the Fiscal Year Ended October 3, 2008
Item 3. Legal Proceedings, page 22
4.	In your future filings, as applicable, please describe the factual basis alleged to underlie any material legal proceeding, such as a class action suit described on page 22.

The Company notes the Staff’s comment and has updated the disclosure of the class action suit included on page 18 of the Company’s Form 10-Q filed for the fiscal quarter ended January 2, 2009 to describe the factual basis alleged to underlie the proceeding. The revised paragraph, highlighting in bold face the added language, is set forth below. In future filings, the Company will describe the factual basis alleged to underlie any material legal proceeding

“Class Action Suit — In February 2005, the Company and certain of its current and former officers and the Company’s Employee Benefits Plan Committee were named as defendants in Graden v. Conexant, et al., a lawsuit filed on behalf of all persons who were participants in the Company’s 401(k) Plan (Plan) during a specified class period. This suit was filed in the U.S. District Court of New Jersey and alleges that the defendants breached their fiduciary duties under the Employee Retirement Income Security Act, as amended, to the Plan and the participants in the Plan. The plaintiff filed an amended complaint on August 11, 2005. The amended complaint alleged that Plaintiffs lost money in the Plan due to (i) poor Company merger-related performance, (ii) misleading disclosures by the Company regarding the merger, (iii) breaches of fiduciary duty regarding management of Plan assets, (iv) being encouraged to invest in Conexant Stock Fund, (v) being unable to diversify out of said fund and (vi) having the Company make its matching contributions in said fund. On October 12, 2005, the defendants filed a motion to dismiss this case. The plaintiff responded to the motion to dismiss on December 30, 2005, and the defendants’ reply was filed on February 17, 2006. On March 31, 2006, the judge dismissed this case and ordered it closed. Plaintiff filed a notice of appeal on April 17, 2006. The appellate argument was held on April 19, 2007. On July 31, 2007, the Third Circuit Court of Appeals vacated the District Court’s order dismissing Graden’s complaint and remanded the case for further proceedings. On August 27, 2008, the motion to dismiss was granted in part and denied in part. The judge left in claims against all of the individual defendants as well as against the

Securities and Exchange Commission
February 12, 2009

Company. In January 2009, the Company and plaintiff agreed in principle to settle all outstanding claims in the litigation for $3.25 million. The Company recorded a Special Charge of $3.7 million in the fiscal quarter ended January 2, 2009 to cover this settlement and any associated costs. The settlement remains subject to the negotiation of a definitive settlement agreement, confirmatory discovery, and approval by the District Court.”
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27
5.	We note the disclosures throughout your filing that you recorded $120.8 million in asset impairment charges resulting from “current challenges in the competitive DSL market.” We also note the declining revenues from your broadband access business unit. In your future filings, as applicable, please provide investors with a better understanding of the trends and uncertainties known to you that materially impact your business and results of operation. For example, in future filings identify the “current challenges” in the DSL market and describe in reasonable detail how those challenges have impacted, and how any known trends are expected to impact, your business and the markets you serve. Also discuss the actions that you have undertaken and expect to undertake to combat those challenges.

The Company notes the Staff’s comment and, in its future Form 10-K and 10-Q filings, will incorporate additional disclosures, as appropriate, with respect to trends and uncertainties known to us that materially impact our business and results of operations. The following discussion has been included in the Results of Operations section of MD&A included in the Form 10-Q for the fiscal quarter ended January 2, 2009:

“Our net revenues decreased 41% to $86.5 million in the fiscal quarter ended January 2, 2009 from $145.9 million in the fiscal quarter ended December 28, 2007. The fiscal quarter ended December 28, 2007 included approximately $14.7 million of non-recurring revenue from the buyout of a future royalty stream. The decline in net revenues, excluding the impact of the non-recurring revenue, was driven by a 34% decrease in net revenues generated by our Imaging and PC Media (IPM) business, which comprises 57% of our total net revenues. The decrease in our IPM business was attributable to a 37% decrease in unit volume shipments which was offset slightly by a 4% increase in average selling price (ASPs). In addition, net revenues generated by our Broadband Access (BBA) business decreased 48%. BBA revenue, which comprises 43% of our total net revenues, decreased as a result of a 46% decline in unit volume shipments coupled with a 21% decrease in ASPs.

“The global economic recession severely dampened semiconductor industry sales in the first quarter of fiscal 2009, historically a strong quarter for the industry. Weakening demand for the major drivers of semiconductor sales which includes automotive products, personal computers, cell phones, and corporate information

Securities and Exchange Commission
February 12, 2009

technology products, resulted in a sharp drop in semiconductor industry sales. More than 50% of semiconductor demand and the fortunes of the semiconductor industry are increasingly linked to macroeconomic conditions such as gross domestic product, consumer confidence, and disposable income. Demand for all of our products has experienced significant decline in line with the industry decline. We expect revenues to further decline in the fiscal quarter ended April 3, 2009 as compared to the fiscal quarter ended January 2, 2009 as a result of the effects of the overall economic environment. Facing these challenges, the Company has been working to reduce operating costs and actively managing working capital, while continuing to focus on delivering innovative products to gain market share when a market recovery commences.”
Item 8. Financial Statements and Supplementary Data
Note 1, Basis of Presentation and Significant Accounting Policies
Interest Rate Swaps, page 53
6.	We note that you have entered into interest rate swap agreements with Bear Stearns Capital Markets, Inc. Please tell us whether your swap agreements with Bear Stearns Capital Markets, Inc. remain with this counterparty or whether these obligations have been assigned to another counterparty following recent sale of Bear Stearns. Also tell us whether the assignment resulted in any material modification of the contract terms with the eventual counterparty.

The interest rate swap referenced by the Staff’s comment was assigned to J.P. Morgan Change Bank, N.A. with no modification to the contract terms. The following disclosure has been included in Note 2 on page 8 of the Notes to Condensed Consolidated Financial Statements included in the Form 10-Q filed for the fiscal quarter ended January 2, 2009:

“In December 2008, the interest rate swap agreements were assigned, without modification, to J.P. Morgan Chase Bank, N.A.”
Note 4, Supplemental Balance Sheet Data, page 60
7.	In future filings please expand to identify your reporting units and to disclose how you determined those units.

The Company notes the Staff’s comment and will expand our description of and basis for determining our reporting units in future Form 10-K and 10-Q filings. The following has been presented in the Business Enterprise Segments sections of the Company’s Form 10-Q for the fiscal quarter ended January 2, 2009:

“The Company’s reporting units, which are also the Company’s operating segments, Imaging and PC Media (“IPM”) and Broadband Access Products (“BBA”) were

Securities and Exchange Commission
February 12, 2009

identified based upon the availability of discrete financial information and the chief operating decision maker’s regular review of the financial information for these operating segments. The Company evaluated these reporting units for components and noted that there are none below the IPM and BBA reporting units.”

8.	You attribute the substantial impairments recorded in 2008 for goodwill, property, plant and equipment and amortizing intangible assets associated with the BBA business unit to “current challenges in the competitive DSL market.” In future filings please provide a substantive discussion of the business and operational facts and circumstances leading to the recorded impairment charges. Refer to paragraph 47 of SFAS 142 and paragraph 26 of SFAS 144. Please show us how you intend to apply this comment.

The Company notes the Staff’s comment and, in its future Form 10-K and 10-Q filings, will incorporate additional disclosures, as appropriate, to provide a more substantive discussion of the facts and circumstances leading to the impairments. The Company has developed the following disclosure with respect to 2008 impairments to illustrate for the Staff the type of future disclosure the Company expects to make when recording asset impairments:

“During fiscal 2008, the Company conducted assessments of the future prospects for each of the BBA product offerings. The assessments highlighted significant competitive challenges in the DSL market including a declining DSL market, continuous erosion in average selling prices and financial and technical risks associated with the execution of future competitive product offerings. These challenges coupled with recurring losses in the BBA operating unit primarily due to the inability to cut costs enough to generate competitive growth caused the Company to reevaluate the future returns within the BBA operating unit principally related to its DSL product offerings. This evaluation resulted in interim testing and resulting impairment of the BBA related goodwill and intangibles as well as the determination that the net book value of certain assets within the BBA business unit were not fully recoverable.”

9.	As a related matter, in future filings disclose how you actually determined fair value of property and equipment and intangible assets specific to the recorded impairment charges. While we see your general policy statements as described in Note 1, you should also make disclosure specific to the actual impairments pursuant to paragraph 26 of SFAS 144. If you applied more than one model, please clarify how you applied, evaluated and weighted the models. Please show us how you intend to apply this comment.

The Company notes the Staff’s comment and will provide disclosures in its future Form 10-K and 10-Q filings, as applicable to provide a more expanded discussion of the methods used to determine any impairment charges. The Company has developed the following disclosure to illustrate for the Staff the type of future disclosure the Company expects to make when recording asset impairments:

Securities and Exchange Commission
February 12, 2009

“For determining the fair value of property, plant and equipment and intangible assets, the Company utilizes discounted cash flow techniques associated with an asset or long-lived asset group.”

10.	You also disclose that the fair values of reporting units are determined based on a combination of discounted cash flow and revenue multiple models. In future filings please expand Critical Accounting Policies to provide sufficient information to enable a reader to understand the following:
•	How you apply the identified methods.

•	How the methodologies used for impairment modeling differ,

•	The assumed benefits of a valuation prepared under each method,

•	Why you selected each method, and

•	How you weighted the methods in your impairment evaluation.
Please show us how you intend to apply this comment.

The Company notes the Staff’s comments and will expand the disclosure in Critical Accounting Policies in its future Form 10-K filings, as applicable, to provide further information concerning the determination of the fair values of reporting units. The following disclosure has been included in Note 2 to the Notes to Condensed Consolidated Financial Statements on pages 10-11 of the Form 10-Q filed for the quarter ended January 2, 2009.

“Goodwill impairment testing is a two-step process. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. For estimating fair values for purposes the goodwill impairment tests, the Company uses a weighted-average of present value techniques, specifically discounted cash flows and the use of multiples of revenues and earnings associated with comparable companies. The discounted cash flow technique considers the estimated internal value based upon the Company’s marketing and investment strategies. The use of revenues and earnings multiples of comparable companies considers external performance metrics. The Company applies a weighted-average of the two models with the internal discounted cash flow model weighted more heavily than the revenue and earnings multiple model. The Company believes the resulting fair value provides a balance of both internal and external measurement components.”

Securities and Exchange Commission
February 12, 2009

11.	We see your decreasing sales and substantial losses. Explain to us and in future filings disclose in MD&A why you believe the remaining carrying amounts of goodwill and intangible assets are recoverable. Please provide reasonably specific disclosure about the accounting, cash flow, business and operational factors that form the bases for your belief. In that regard, your earnings release for the first quarter of 2009 reveals a significant deterioration of sales for that quarter and your expectations that sales will also decline significantly in the second quarter of 2009. Accordingly, please also tell us whether you performed impairment evaluations on an interim basis pursuant to paragraph 28 of SFAS 142 and paragraph 8 of SFAS 144. If you did not, tell us why you believe you have complied with the cited guidance.

The Company notes the Staff’s comments and will expand the disclosure in MD&A in its future Form 10-K and 10-Q filings, as applicable, to provide more details surrounding why we believe the remaining carrying amounts of goodwill and intangible assets are recoverable, the basis for this belief with specific consideration given to accounting, cash flow and operational factors. The following has been incorporated into the Supplemental Financial Information in the Notes to the Condensed Consolidated Financial Statements and the MD&A sections of the Company’s Form 10-Q for the fiscal quarter ended January 2, 2009:

“Goodwill is tested at the reporting unit level annually and, if necessary, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The global decline in consumer confidence and spending has dramatically impacted the Company’s financial performance as well as many of our competitors, peers, customers, and suppliers. This impact resulted in the Company’s evaluation of the recoverability of goodwill during the first quarter of fiscal 2009.

The Company’s IPM business unit accounted for approximately 57 percent of the Company’s total revenues in the first quarter of fiscal 2009 and is associated with $110 million of goodwill as of January 2, 2009. Overall financial performance declines in the first quarter of fiscal 2009 resulted in an interim test for goodwill impairment. Based upon the results of the testing for the quarter ended January 2, 2009, the Company determined that despite recent declines in the IPM business unit, performance levels remain sufficient to support the current IPM related goodwill. The Company’s fair value methods used for purposes of the goodwill impairment tests incorporated a weighted-average of present value techniques, specifically discounted cash flows and the use of multiples of revenues and earnings associated with comparable companies.”
Item 9A. Controls and Procedures, page 94
12.	Under changes in Internal Control Over Financial Reporting, in future filings please disclose any change in internal control over financial reporting that

Securities and Exchange Commission
February 12, 2009

occurred during the quarter that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting. Refer to the language set forth in Item 308(c) of Regulation S-K.

The Company notes the Staff’s comment and has included the following disclosure in Amendment No. 2 to Form 10-K/A filed February 11, 2009. The Company will include similar disclosure in its future Form 10-K and 10-Q filings assuming there are no changes in internal controls for the applicable quarter:

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the fourth quarter of fiscal 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Item 11. Executive Compensation, page 94
13.	We refer to the disclosure under the caption “Short-Term Incentive Compensations” beginning on page 11 of the proxy statement that you have incorporated by reference into your Form 10-K. It appears that the amounts paid to your named executive offices as bonuses under your 2008 Peak Performance Plan should have been disclosed under the caption “Non-Equity Incentive Plan Compensation” in your Summary Compensation Table pursuant to Item 402(c)(2)(vii) of Regulation S-K, and that the threshold, target and maximum amounts related to those awards should have been disclosed in your “Grants of Plan Based Awards” table pursuant to Item 402(d)(2)(iii) of Regulation S-K. Please provide such disclosure in your future filings, to the extent then applicable, or provide us with your analysis as to why such information should not have been included in the referenced tables in accordance with the referenced Item requirements. In addition, please tell us where in the Summary Compensation Table the referenced bonuses are currently reflected.

The Company notes the Staff’s comments. The Company filed a Proxy Supplement on February 6, 2009 to revise the “Summary Compensation Table— Fiscal Years 2008 and 2007” and “Grants of Plan—Based Awards — Fiscal 2008” table included in the Company’s proxy statement for its 2009 annual meeting of shareholders to include, among other minor conforming changes, information concerning the bonuses paid to the Company’s named executive officers under the 2008 Peak Performance Plan.
Item 13. Certain Relationships and Related Transactions..., page 96
14.	In your future filings, please ensure that you have disclosed all transactions required by Item 404(a) of Regulation S-K. We note, for example, that page 36 of your proxy statement does not include all the transactions mentioned on page 81 of your annual report on Form 10-K that would appear to require disclosure pursuant to Item 404(a).

Securities and Exchange Commission
February 12, 2009

The Company notes the Staff’s comment and will ensure that it discloses all transactions required by Item 404 (a) of Regulation S-K in future filings.

15.	In your future filings, please provide additional disclosure regarding your policies and procedures for the review and approval of related party transactions. For example, disclose the types of transactions covered by such policies and procedures, the standards to be applied and whether those standards are in writing. Refer to Item 404(b) of Regulation S-K.

The Company notes the Staff’s comments and will, in future proxy filings, expand disclosures regarding our policies and procedures associated with related parties in accordance with the requirements of Item 404 (b) of Regulation S-K.
As requested, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC;

Securities and Exchange Commission
February 12, 2009

•	Staff comments or changes to disclosure in response to Staff comments in the Company’s filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Please telephone the undersigned at (949) 483-5916, in her absence, Mary Carter, Vice President and Corporate Controller at (949) 483-4028 if you require additional information or wish to comment further orally. If you wish to comment further in writing, please send such comment to the undersigned by facsimile at (949) 483-9910.

Very truly yours,
/s/ Jean Hu
Jean Hu
Chief Financial Officer and Senior Vice President, Business Development

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